Exhibit 99.1

Stockholm, Sweden	July 29, 2022

Number of shares and votes in Calliditas Therapeutics

During July, Calliditas Therapeutics AB (publ) has issued 51,399 ordinary shares as part of the company’s long-term incentive program for certain members of the board of directors issued in 2019, Board LTIP 2019, and converted 5,908,018 class C-shares to 5,908,018 ordinary shares as part of the establishment of the company’s at-the-market program. Thus, as of July 29, 2022, the number of shares and votes in the company amounts to 59,157,587 shares and 59,157,587 votes.

For further information, please contact:

Mikael Widell, Investor relations

Tel.: +46 703 11 99 60, email: mikael.widell@calliditas.com

The information in the press release is such that Calliditas Therapeutics AB (publ) is required to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact persons set out above, at 12:00 CEST on July 29, 2022.

About Calliditas

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, developed under the name Nefecon, has been granted accelerated approval by the FDA under the trade name TARPEYOTM and conditional marketing authorization by the European Commission under the trade name KINPEYGO®. Additionally, Calliditas is conducting a Phase 2b/3 clinical trial in primary biliary cholangitis and a Phase 2 proof-of-concept trial in head and neck cancer with its NOX inhibitor product candidate, setanaxib. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).